Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Office of General Counsel

June 17, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 17, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from 23andMe Holding Co. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A Common Stock, par value $0.0001 per share

Warrants, each whole warrant exercisable to purchase one share of Class A common stock at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

The Nasdaq Stock Market LLC · 805 King Farm Blvd. · Rockville, MD 20850 · USA · www.nasdaq.com